Exhibit 99.1

PRESS RELEASE

Ascendis Pharma Reports First Quarter 2025 Financial Results

– Q1 2025 revenue of €44.7 million for YORVIPATH® and €51.3 million for SKYTROFA®

– TransCon™ CNP NDA submitted in Q1 2025; MAA submission planned in Q3 2025

– Topline COACH combination trial (TransCon CNP + TransCon hGH) data expected in Q2 2025

– Conference call today at 4:30 pm ET

COPENHAGEN, Denmark, May 1, 2025 (GLOBE NEWSWIRE) – Ascendis Pharma A/S (Nasdaq: ASND) today announced financial results for the first quarter ended March 31, 2025, and provided a business update.

“The strong global launch of YORVIPATH positions 2025 to be an inflection point for Ascendis with growing revenue and a path to cashflow breakeven in the near term,” said Jan Mikkelsen, Ascendis Pharma’s President and Chief Executive Officer. “We look forward to potential approvals of our third product, TransCon CNP, as a monotherapy in children with achondroplasia, and we believe the upcoming topline COACH combination trial data may demonstrate improved outcomes, including growth, compared to TransCon CNP alone. With our diversified pipeline, robust supply chain, and strong global commercial capabilities we are well-positioned to deliver on our commitment to provide patients with highly differentiated medicines.”

Select Highlights & Anticipated 2025 Milestones

•	TransCon PTH:

(palopegteriparatide, marketed as YORVIPATH)

○	YORVIPATH revenue for the first quarter of 2025 totaled €44.7 million.

○	Continued strong start to U.S. YORVIPATH launch, with more than 1,750 prescriptions as of March 31, 2025, and more than 1,000 unique prescribing health care providers.

○	On track for commercial launch in at least five additional Europe Direct countries in 2025.

○	International Markets exclusive distribution agreements covering 75+ countries.

•	TransCon hGH:

(lonapegsomatropin, marketed as SKYTROFA)

○	SKYTROFA revenue for the first quarter of 2025 totaled €51.3 million.

○

Prescription Drug User Fee Act (PDUFA) goal date of July 27, 2025, for Food & Drug Administration (FDA) review of supplemental Biologics License Application (BLA) for the treatment of adults with growth hormone deficiency.

○	During the third quarter of 2025, plan to submit an Investigational New Drug (IND) application or similar for a basket trial evaluating TransCon hGH in additional indications.

•	TransCon CNP

(navepegritide)

○

Submitted New Drug Application (NDA) to the FDA for the treatment of children with achondroplasia in the first quarter of 2025; expect to submit Marketing Authorisation Application (MAA) to the European Medicines Agency (EMA) during the third quarter of 2025.

○	During the fourth quarter of 2025, plan to submit an IND or similar to investigate TransCon CNP alone or in combination with TransCon hGH for the treatment of hypochondroplasia.

•	TransCon CNP + TransCon hGH Combination Therapy

(navepegritide plus lonapegsomatropin, marketed as SKYTROFA)

○	Topline Week 26 data from COACH, the combination TransCon CNP and TransCon hGH trial of children with achondroplasia (ages 2-11 years) expected in the second quarter of 2025.

•	Oncology Programs

○	Clinical development of TransCon IL-2 ß/g continues, including ongoing investigation of clinical activity in platinum-resistant ovarian cancer.

•	Financial Update

○

As of March 31, 2025, Ascendis Pharma had cash and cash equivalents totaling €518 million which includes the completion of previously announced share repurchase program and the net settlement of certain Restricted Stock Units for €29 million, compared to €560 million as of December 31, 2024.

○

On March 21, 2025, VISEN Pharmaceuticals (“VISEN”) closed its initial public offering on the Hong Kong Stock Exchange and began trading under the stock code 2561.HK. Ascendis Pharma holds 41,136,364 shares in VISEN. As of March 31, 2025, the total market value of our equity position in VISEN was approximately €260 million.

First Quarter 2025 Financial Results

Total revenue for the first quarter of 2025 was €101.0 million, compared to €95.9 million during the same period in 2024. The year-over-year increase in revenue was primarily attributable to an increase in product revenue which reflected a contribution of €44.7 million from YORVIPATH, following its commercial launch. Non-product revenue decreased to €4.9 million in the first quarter of 2025, compared to €29.4 million for the same period for 2024.

Total Revenue
(In EUR’000s)	Three Months Ended March 31,
	2025	2024
Revenue
Commercial products	96,028	66,499
Rendering of services and clinical supply	3,524	4,625
Licenses	1,402	24,770

Total revenue	100,954	95,894

Commercial Product Revenue
(In EUR’000s)	Three Months Ended March 31,
	2025	2024
Revenue from commercial products
SKYTROFA®	51,340	65,005
YORVIPATH®	44,688	1,494

Total revenue from commercial products	96,028	66,499

Research and development costs for the first quarter of 2025 were €86.6 million, compared to €70.7 million during the same period in 2024. The first quarter of 2024 was positively impacted by a reversal of prior period write-downs of pre-launch inventories related to TransCon PTH. The first quarter of 2025 was negatively impacted by an impairment charge related to property, plant and equipment due to change in activities at one of our sites in the U.S.

Selling, general, and administrative expenses for the first quarter of 2025 were €101.0 million, compared to €66.8 million during the same period in 2024. The increase was primarily due to the impact from commercial expansion including global launch activities for YORVIPATH, as well as an impairment charge related to property, plant and equipment due to change in activities at one of our sites in the U.S.

Total operating expenses for the first quarter of 2025 were €187.6 million compared to €137.5 million during the same period in 2024.

Net finance expenses for the first quarter of 2025 was €15.9 million compared to €73.6 million during the same period in 2024. The decrease was primarily driven by non-cash items.

For the first quarter of 2025, Ascendis Pharma reported a net loss of €94.6 million, or €1.58 per share (basic and diluted) compared to a net loss of €131.0 million, or €2.30 per share (basic and diluted) for the same period in 2024.

As of March 31, 2025, Ascendis Pharma had cash and cash equivalents totaling €518 million compared to €560 million as of December 31, 2024. As of March 31, 2025, Ascendis Pharma had 60,970,565 ordinary shares outstanding, including 597,055 ordinary shares represented by ADSs held by the company.

Conference Call and Webcast Information

Ascendis Pharma will host a conference call and webcast today at 4:30 pm Eastern Time (ET) to discuss its first quarter 2025 financial results.

Those who would like to participate may access the live webcast here, or register in advance for the teleconference here. The link to the live webcast will also be available on the Investors & News section of the Ascendis Pharma website at https://investors.ascendispharma.com. A replay of the webcast will be available in this section of the Ascendis Pharma website shortly after the conclusion of the event for 30 days.

About Ascendis Pharma A/S

Ascendis Pharma is a global biopharmaceutical company focused on applying our innovative TransCon technology platform to make a meaningful difference for patients. Guided by our core values of Patients, Science, and Passion, and following our algorithm for product innovation, we apply TransCon to develop new therapies that demonstrate best-in-class potential to address unmet medical needs. Ascendis is headquartered in Copenhagen, Denmark and has additional facilities in Europe and the United States. Please visit ascendispharma.com to learn more.

Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) Ascendis’ planned MAA submission for TransCon CNP; (ii) the timing and results of clinical trials; (iii) Ascendis’ expectations with respect to its revenue base and path to cashflow breakeven; (iv) the potential approval of TransCon CNP as a monotherapy in children with achondroplasia; (v) Ascendis’ ability to provide patients with highly differentiated medicines; (vi) Ascendis’ plans for the commercial launch of TransCon PTH in additional Europe Direct countries; (vii) Ascendis’ expectations regarding the PDUFA date for the supplemental BLA for TransCon hGH; (viii) Ascendis’ plans to submit IND applications or similar for a basket trial evaluating TransCon hGH in additional indications and to investigate TransCon CNP alone or in combination with TransCon hGH for the treatment of hypochondroplasia; (ix) Ascendis’ ability to apply its TransCon technology platform to make a meaningful difference for patients, and (x) Ascendis’ application of its TransCon technologies to develop new therapies that demonstrate best-in-class potential to address unmet medical needs. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including the following: dependence on third party manufacturers, distributors and service providers for Ascendis’ products and product candidates; unforeseen safety or efficacy results in Ascendis’ development programs or on-market products; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen expenses related to Ascendis’ development programs; unforeseen selling, general and administrative expenses, other research and development expenses and Ascendis’ business generally; delays in the development of its programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; the impact of international economic, political, legal, compliance, social and business factors, including tariffs and trade policies. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on February 12, 2025, and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo, TransCon, SKYTROFA®, and YORVIPATH® are trademarks owned by the Ascendis Pharma group. © May 2025 Ascendis Pharma A/S.

Investor Contacts:	Media Contact:
Scott Smith	Melinda Baker
Ascendis Pharma	Ascendis Pharma
ir@ascendispharma.com	media@ascendispharma.com

Patti Bank
ICR Healthcare
+1 (415) 513-1284
patti.bank@icrhealthcare.com

FINANCIAL TABLES FOLLOW

Ascendis Pharma A/S
Consolidated Statements of Profit or (Loss) and
Comprehensive Income / (Loss) (In EUR’000s, except share and per share data)	Three Months Ended March 31,
	2025	2024
Consolidated Statement of Profit or (Loss)
Revenue	100,954	95,894
Cost of sales	17,517	7,569

Gross profit	83,437	88,325
Research and development expenses	86,603	70,687
Selling, general, and administrative expenses	101,046	66,783

Operating profit/(loss)	(104,212)	(49,145)
Share of profit/(loss) of associates	26,579	(5,796)
Finance income	28,854	3,575
Finance expenses	44,786	77,161

Profit/(loss) before tax	(93,565)	(128,527)
Income taxes (expenses)	(1,061)	(2,508)

Net profit/(loss) for the period	(94,626)	(131,035)

Attributable to owners of the Company	(94,626)	(131,035)

Basic and diluted earnings/(loss) per share	€(1.58)	€(2.30)
Number of shares used for calculation (basic and diluted)	60,018,550	56,883,257

Consolidated Statement of Comprehensive Income or (Loss)
Net profit/(loss) for the period	(94,626)	(131,035)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or (loss):
Exchange differences on translating foreign operations	(75)	63

Other comprehensive income/(loss) for the period, net of tax	(75)	63

Total comprehensive income/(loss) for the period, net of tax	(94,701)	(130,972)

Attributable to owners of the Company	(94,701)	(130,972)

Ascendis Pharma A/S
Consolidated Statements of Financial Position
(In EUR’000s)	March 31, 2025	December 31, 2024
Assets
Non-current assets
Intangible assets	3,909	4,028
Property, plant and equipment	92,447	98,714
Investments in associates	40,938	13,575
Other receivables	2,657	2,317

	139,951	118,634

Current assets
Inventories	293,071	295,609
Trade receivables	66,685	166,280
Income tax receivables	1,614	1,775
Other receivables	8,522	9,385
Prepayments	33,672	28,269
Cash and cash equivalents	517,923	559,543

	921,487	1,060,861

Total assets	1,061,438	1,179,495

Equity and liabilities
Equity
Share capital	8,187	8,149
Distributable equity	(197,994)	(113,855)

Total equity	(189,807)	(105,706)

Non-current liabilities
Borrowings	357,312	365,080
Contract liabilities	692	5,000
Deferred tax liabilities	7,733	7,258

	365,737	377,338

Current liabilities
Convertible notes, matures in April 2028
Borrowings	449,562	458,207
Derivative liabilities	174,581	150,670

	624,143	608,877
Other current liabilities
Borrowings	40,398	33,329
Contract liabilities	1,190	936
Trade payables and accrued expenses	84,370	96,394
Other liabilities	38,062	67,956
Income tax payables	1,573	1,222
Provisions	95,772	99,149

	261,365	298,986

	885,508	907,863

Total liabilities	1,251,245	1,285,201

Total equity and liabilities	1,061,438	1,179,495